October 9, 2012

QMM: NYSE MKT
QTA: TSX VENTURE
NR-24-12

QUATERRA’S JV PARTNER GRANDE PORTAGE ANNOUNCES 11.58
METERS OF 24.37 GRAMS PER TONNE GOLD AT HERBERT GLACIER

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its joint venture partner Grande Portage Resources Ltd. has released new assay results from four additional diamond drill holes from the Deep Trench vein and six from the Main Vein on its Herbert Glacier gold project located 30 kilometers north of Juneau, Alaska.

Hole 326B2, drilled on the western Deep Trench vein, intersected rich mineralization consisting of 11.58 meters (6.14 meters true thickness) of 24.37 grams per tonne gold (0.712 ounces per ton) in a shear zone with quartz veins containing visible gold. One sample within this interval returned 364 grams per tonne (10.63 ounces per ton) over 0.71 meters (see Table below). Another intercept deeper in hole 326B-2 penetrated a footwall split vein which returned 2.68 meters of 5.54 grams per tonne. Results from other 326 Platform holes include an intercept in 326C of 4.24 meters (2.84 meters true thickness) of 4.50 grams per tonne gold. The strong gold mineralization in the 326 Platform holes appears to be confirmation of the shallower upward continuation of the high grade zone intersected by several of the E Pad holes reported in earlier releases and also seen in trenches at the surface.

Drilling on the Main Vein this season included eleven holes from the O Platform which is located approximately 100 meters east of Pad A and 70 meters west of Pad D (see map on Quaterra website). New assays from hole 12O-1 resulted in an intercept of 4.90 meters (4.46 meters true thickness) averaging 9.39 grams per tonne (0.274 ounces per ton) gold including a 0.56 metre intercept of 54.60 grams per tonne (1.594 ounces per ton) gold. Results from holes 12O-1 through six are shown in the table below. Assays for the additional holes are pending.

Grande Portage recently completed seven holes from the J Pad on the Goat Creek vein, the northernmost of the five parallel mesothermal veins that make up the Herbert Glacier project. All J Pad drill holes have intersected mineralized structures with several having intercepts containing visible gold. These strong early results of drilling on the Goat Vein are extremely encouraging. Assays are now pending.

The following table summarizes the new results which have been received since the last news release:

Hole	From	To	Interval	Thickness	Au,	Au,
Name	(m)	(m)	(m)	True, m	Gr/t	Oz/ton
12O-1	91.14	96.04	4.90	4.46	9.39	0.274
includes:
12O-1	92.92	93.48	0.56	0.51	54.60	1.594
12O-2	9.94	10.30	0.36	0.28	17.10	0.499
12O-2	33.47	33.80	0.33	0.25	15.45	0.451
12O-2	111.38	112.62	1.24	0.95	2.94	0.086
12O-3	25.98	26.35	0.37	0.23	6.98	0.204
12O-3	139.63	143.24	3.61	2.20	5.12	0.149
12O-4	192.05	195.25	3.20	1.44	2.37	0.069
12O-5	98.09	99.63	1.54	1.37	2.65	0.077
12O-6	119.29	126.61	7.32	5.20	6.15	0.180
includes:
12O-6	126.14	126.61	0.47	0.33	68.600	2.003
326A	72.18	72.70	0.52	0.41	11.70	0.342
326B2	82.46	94.08	11.58	6.14	24.37	0.712
includes:
326B2	93.37	94.08	0.71	0.38	364.00	10.629
326B2	101.43	102.00	0.57	0.30	4.53	0.132
326B2	104.37	107.05	2.68	1.42	5.54	0.162
326C	12.85	13.58	0.73	0.49	6.03	0.176
326C	73.03	77.27	4.24	2.84	4.50	0.131
326C	81.17	81.53	0.36	0.24	6.50	0.190
326D	20.98	21.46	0.48	0.29	5.28	0.154

Metallic screen assays for several of the above intercepts are pending. Typically if coarse gold is a component of the sample, the assay values for that sample are upgraded substantially by using the metallic screening process because no gold is lost during sample preparation.

The newest drilling platform, H Pad, was recently located in a 150-metre step-out to the east on the Deep Trench vein to continue the exploration drilling. A visual inspection of the initial hole shows abundant levels of quartz and arsenopyrite-rich core, which are important elements for gold mineralization at the Herbert. Importantly, this hole was extended an additional 200 meters to intersect the parallel Floyd vein. The Floyd outcrops on the surface 160 meters south of the Deep Trench vein. This is a significant development as it is the first time that drilling has intercepted the Floyd vein at depth and not just observed at the surface.

Core logging and processing of the core for sampling and storage is done at a secure location in Juneau. Analytical testing of the core samples has been conducted by ALS Canada Ltd., with the sample preparation being done in Anchorage, AK, and analysis of the samples by the Vancouver, B.C., laboratory. Methods include metallic screening for coarse gold, fire assays, and multi-element ICP analysis.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world class district with producers such the A-J and Treadwell mines and many smaller gold mines and prospects.

The district has been reactivated by the reopening of Couer Alaska’s Kensington gold mine located northwest of the Herbert Glacier property. Strong community support has also been demonstrated for the Green’s Creek Mine, a massive sulfide deposit containing silver, gold and zinc located in a parallel trend 20 kilometers to the west.

Grande Portage and Quaterra Resources have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years’ experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.